Exhibit 99.1

May 20, 2020

“Bezeq” The Israel Telecommunication Corp. Ltd.

Quarterly report for period ended
March 31, 2020

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Directors Report on the State of the Company’s Affairs for the period ended March 31, 2020

Interim Financial Statements as at March 31, 2020

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended March 31, 2020

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Update to Chapter A (Description of Company Operations)
of the Periodic Report for 2019

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2019 (“Periodic Report”)
of “Bezeq” The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.2 - Control of the Company

On a permit for control of the Company and the provisions prescribed therein regarding amendment of the Articles of Association of the Company, B-Communications (BCOM) and subsidiaries of the Company and also regarding a request from BCOM to add to the agenda of the Company’s Annual General Meeting a proposal to amend the Company’s Articles of Association, as also detailed in Section 8 to Chapter D of the Periodic Report for 2019 - on April 2, 2020, the Company published notice of the convening of an Annual and Special General Meeting of the shareholders on May 14, 2020, the agenda of which includes, inter alia, approval of an amendment to the Articles of Association at the request of BCOM. The notice includes the position of the Board of Directors which adopted the recommendation of the ad-hoc committee established by the Board to review the matter and in which, inter alia, it did not find the requested amendments to the Company’s Articles of Association to be in the interest of the Company and all its shareholders, and that amendment of the Articles of Association of the subsidiaries which is expected to be submitted in the future, as specified in BCOM’s announcement, could even be a disadvantage to the Company’s other shareholders and therefore could be ruled unlawful. Later on that same day (April 2, 2020), the Company published BCOM’s comments in connection with the report on the convening of the general meeting according to which, among other things, intervention by the Board of Directors in the affairs of the General Meeting is not regulated by law or in the Company’s Articles of Association, the recommendation of the Board Committee per se lacks any legal basis, and that amendment of the Company’s Articles of Association is in the Company’s interest given that it reflects directives issued by the Ministry of Communications under the Communications Order the provisions of which apply to the Company and with which it is obligated to comply, in part to ensure that it continues to hold its license. On May 14, 2020, the General Meeting resolved not to approve amendment of the Articles of Association of the Company. As noted in Section 8 of Chapter D to the Periodic Report for 2019, the control permit stipulates, among other things, that a failure to regulate the aforementioned directives in the Articles of Association could constitute grounds for revoking the control permit. Additionally, as noted in the Immediate Report of the Company dated April 2, 2020, BCOM’s claim that there is a regulatory obligation for the existence of control in the Company was not accepted by the Company.

Regarding this, see also two Immediate Reports of the Company on this matter dated April 2, 2020, as well as an Immediate Report of the Company dated May 14, 2020, on the outcome of the meeting, which are included in this report by way of reference.

1 The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2018 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	Q1 2020	Q4 2019	Q3 2019		Q2 2019		Q1 2019
Revenues (NIS million)	1,018	985	1,025		1,020		1,043
Operating profit (NIS million)	439	296	440		875		531
Depreciation and amortization (NIS million)	212	225	225		204		207
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million) (1)	651	521	665		1,079		738
Net profit (NIS million)	295	134	175		562		321
Cash flow from current activities (NIS million)	611	476	484		416		471
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	200	193	145	*	333	*	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	7	14	14		340	**	39	**
Payments for leases	32	28	25		27		34
Free cash flow (NIS million) (2)	386	269	328	***	396	***	266	***
Number of active subscriber lines at the end of the period (in thousands)(3)	1,693	1,718	1,743		1,768		1,792
Average monthly revenue per telephony line (NIS) (ARPL)(4)	48	48	49		49		50
Number of outgoing use minutes (million)	883	820	888		865		926
Number of incoming use minutes (million)	1,120	1,046	1,099		1,056		1,090
Total number of internet lines at the end of the period (thousands) (7)	1,566	1,575	1,589		1,613		1,635
The number of which provided as wholesale internet lines at the end of the period (thousands) (7)	584	592	601		612		624
Average monthly revenue per Internet subscriber (NIS) - retail (ARPU)(8)	98	98	98		97		96
Average bundle speed per Internet subscriber - retail (Mbps)(5)	69.1	67.8	66.2		64.0		61.5
Telephony churn rate (6)	3.2%	2.9%	3.0%		2.7%		3.0%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. The Company’s EBITDA is calculated as operating profit before depreciation, amortization and ongoing losses from the impairment of property, plant and equipment and intangible assets. Commencing January 1, 2019, and to reasonably present economic activity, the Company presents ongoing losses from the impairment of property, plant and equipment and intangible assets in DBS and Walla under the item depreciation and amortization, and ongoing losses from the impairment of broadcasting rights under the item operational and general expenses (in the Income Statement). On this matter, see Note 5 in the Financial Statements for the period ended March 31, 2020 and Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net, and from 2018, with the application of IFRS 16, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important indication of liquidity that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets. On this matter, see Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (not including a subscriber who neglected to pay his debt to the Company on time in (roughly) the first three months of the collection process).
(4)	Calculated according to average lines for the period. On this matter, see also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(8)	Revenues from retail internet services are divided by the average number of retail customers in the period. On this matter, see also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(*)	In Q2 2019 - including payment of a betterment levy in the amount of NIS 149 million on the sale of the Sakia property. In Q3 2019 - including an amount of NIS 75 million received in respect of the betterment levy.
(**)	In Q1 2019 - including proceeds of the Sakia sale in the amount of NIS 5 million, as well as a refund of land appreciation tax that was received in the amount of NIS 5 million. In Q2 2019 - including the proceeds of the Sakia sale in the amount of NIS 323 million.
(***)	See the information in (*) and (**).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

B.	Pelephone

	Q1 2020	Q4 2019		Q3 2019	Q2 2019	Q1 2019
Revenue from services (NIS million)	405	416		446	430	417
Revenue from the sale of terminal equipment (NIS million)	168	186		166	140	161
Total revenue (NIS million)	573	602		612	570	578
Operating profit (loss) (NIS million)	(13)	(97)		16	(8)	(10)
Depreciation and amortization (NIS million)	150	163		157	156	157
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million) (1)	137	66	*	173	148	147
Net profit (loss) (NIS million)	(2)	(69	)*	18	2	2
Cash flow from current activities (NIS million)	164	146		200	136	195
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	65	75		72	82	63
Payments for leases	67	51		76	46	69
Free cash flow (NIS million) (1)	32	20		52	8	63
Number of postpaid subscribers at the end of the period (thousand) (2)	1,939	1,911		1,895	1,866	1,842
Number of prepaid subscribers at the end of the period (thousand) (2)	428	425		415	397	382
Number of subscribers at the end of the period)(2)	2,367	2,336		2,310	2,263	2,224
Average monthly revenue per subscriber (NIS) (ARPU) (3)	58	60		65	64	63
Churn rate (4)	7.1%	7.3%		7.3%	7.5%	8.6%

*	After adjustment for non-recurring expenses resulting from implementation of the collective labor agreement detailed in Section 3.9.4 of the chapter Description of Company Operations in the Periodic Report for 2019, the EBITDA and net loss of Pelephone in Q4 2019 amounted to NIS 143 million and NIS 10 million respectively.
(1)	On the definition of EBITDA (Earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers) and does not include subscribers connected to Pelephone’s service for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). The subscriber list includes subscribers who use various services (such as data for vehicle media systems), from which the average revenue is substantially lower than for other subscribers.
(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

C.	Bezeq International

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenues (NIS million)	317	330	329	339	341
Operating profit (loss) (NIS million)	36	(86)	(21)	17	33
Depreciation and amortization (NIS million)	44	51	47	46	46
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million) (1)	80	(35)	26	63	79
Net profit (loss) (NIS million)	27	(67)	(18)	10	25
Cash flow from current activities (NIS million)	60	87	64	48	56
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	34	21	40	34	33
Payments for leases	8	8	8	8	8
Free cash flow (NIS million) (1)	18	58	16	6	15
Churn rate (3)	6.7%	6.3%	7.1%	6.2%	6.6%

(1)	On the definition of EBITDA (earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long-term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

D.	DBS

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenues (NIS million)	338	331	334	337	343
Operating profit (loss) (NIS million)	9	(6)	20	(24)	(45)
Depreciation, amortization and ongoing impairment (NIS million)	44	46	50	68	55
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million) (1)	53	40	70	44	10
Net profit (loss) (NIS million)	14	(7)	15	(27)	(50)
Cash flow from current activities (NIS million)	41	31	37	22	53
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	37	32	69	73	64
Payments for leases	7	7	8	7	8
Free cash flow (NIS million) (1)	(3)	(8)	(40)	(58)	(19)
Number of subscribers (at the end of the period, in thousands)(2)	556	555	558	565	568
Average monthly revenue per subscriber (ARPU) (NIS)(3)	195	195	195	197	200
Churn rate (4)	5.9%	5.2%	5.5%	4.9%	5.6%

(1)	On the definition of EBITDA (Earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (other than revenues from the sale of content to external broadcasting entities) by the average number of customers in the period. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019. In Q1 2020, DBS updated its definition of ARPU so that it does not include the sale of content to external broadcasting entities. Accordingly, the data for ARPU for the previous periods were restated.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period. The churn rate includes DBS subscribers who moved from satellite services to Sting TV, and the reverse. DBS believes that this movement is negligible and is not more than 1% of all DBS subscribers in the year. See also Section 7 of the chapter Description of Company Operations in the Periodic Report for 2019.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 1.6 - Group Outlook

Given the continuous impact of the COVID-19 pandemic and restrictions on movement and activity in connection with the virus (see the update to Section 1.7.6) and the resulting uncertainty in the global and local economy, at this stage, the Company is still unable to publish an accurate outlook for the Group’s results for 2020. The Company places importance on continuing to provide a forecast. Therefore, it will continue to monitor developments on this matter over the coming months and based on the situation, it will consider the most appropriate date for publication of the forecast in relation to the Group’s results.

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restrictions

Section 1.7.2.2 - Marketing joint service bundles with a subsidiary - on March 25, 2020, the Company received a letter from the Director General of the Ministry of Communications which includes a temporary decision concerning a change in the marketing arrangements for the reverse bundle, in which, among other things, the need to split the reverse bundle after a year was cancelled and the Company will be able to contact customers at any time to renew the reverse bundle. The Company will have to offer all suppliers as part of the reverse bundle (including major suppliers that at the hearing it had been the intention to exclude). It was noted in the letter that the decision was given in the period of the outbreak of the Coronavirus in Israel, and accordingly the validity of the decision was limited to 3 months. The Company is implementing the decision and it believes that the decision is not expected to have a material impact on its operations.

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

Subsection 1.7.4.4(B) - Amendment on the subject of IPv6 protocol (Internet addresses) - on a Ministry of Communications decision dated July 3, 2019 concerning the transition to IPv6 protocol, on May 12, 2020, the Ministry of Communications approved (further to a hearing published on this subject) a deferment of 3 months in the date of implementation of the first milestone defined in the decision (15 months instead of 12 months), and this in view of the outbreak and effects of the COVID-19 pandemic.

Subsection 1.7.4.8 - Hearing on millimeter waves - Further to a hearing on this subject on April 6, 2020, an amendment was published to the Wireless Telegraph Order (Non-application of the Ordinance) (no. 2), 1982. The amendment stipulates that under certain conditions, the Wireless Telegraph Ordinance will not be applied with respect to the use of V-Band on GHz-57-66 frequencies.

Section 1.7.6 – COVID-19 Pandemic

During the period from the date of publication of the 2019 Periodic Report until the middle of April 2020, the outbreak of the virus and its effects spread. This was reflected in turn, among other things, in the expansion of restrictions on the movement of civilians and gatherings and escalation of the employment and transport restrictions in the country and a significant contraction of activity in the economy. From the second half of April 2020, the figures published showed that the level of morbidity and contagion of the virus had declined somewhat and subsequently some of the restrictions that had been imposed were lifted and there was a gradual, partial return to normal, with some restrictions on economic activity.

In view of the impact of the virus on the local and global economy and on the Group companies, a material adverse effect on the Group’s results is possible, mainly as a function of the duration and scope of the restrictions. At this stage, the repercussions of the pandemic are mainly reflected in a significant drop in revenues from roaming services and to a lesser degree also in a decline in the retail sale of terminal equipment by Pelephone as well as a decline in revenues from the business sector among all Group companies. Furthermore, the amounts and dates of collection might be affected, mainly from some of the Group companies’ small to medium business customers, should the pandemic continue. On an assessment of indications of impairment in connection with the value of the subsidiaries, see Note 5 to the Company’s Financial Statements for the period ended March 31, 2020.

The Company’s aforementioned estimates are forward-looking information and they might change in line with various developments relating to the COVID-19 pandemic and its effects, particularly the duration and scope of the pandemic, the nature and extent of the economic and other related restrictions, as well as the intensity and duration of the economic slowdown that may develop as a result.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Further to the different measures being taken by the Group companies to address the risks and exposures stemming from the repercussions of the Event, the Group companies are taking additional steps to cope with the pandemic and its continuation, including cutting back their expenses and adapting their activity to the situation.

On March 18, 2020, the Company received a letter from the Director General of the Ministry of Communications regarding “The Ministry of Communications response to requests from the telecommunications companies on maintaining functional continuity in dealing with the COVID-19 pandemic” which was sent further to requests from various communications companies for some relief in the wake of the COVID-19 pandemic. Among other things, the letter deals with temporary relief (some of which has already expired) regarding call center response times, number portability and a reverse bundle. Additionally, subsequently, on March 25, 2020, the Company received a letter from the Director General of the Ministry of Communications which includes a temporary decision concerning a change in the marketing arrangements for the reverse bundle, the validity of which was limited to 3 months (see update to Section 1.7.2). Decisions concerning regulatory relief were also given by the Council and chairman of the Council to DBS for different time periods (shorter call center operating hours, the initial message on the IVR system, exemption from recording calls, exemption from times for the connection and collection of equipment and exemption from meeting call response times).

Regarding this section, see also Section 1 in the Directors Report and Note 5 to the Company’s Financial Statements for the period ended March 31, 2020.

2.	Domestic Fixed-Line Communications - “Bezeq” The Israel Telecommunication Corporation Ltd. (“the Company”)

Section 2.2.6 - Other services

Subsection 2.2.6.1 on the deteriorating payment ethics of communications operators, deferment of payments and an increase in the volume of disputed claims - on April 27, 2020, the Company informed the Ministry of Communications, through its attorneys, that it will not continue to provide the wholesale services to service providers that do not pay for these services, including that it does not intend to continue to provide technicians services to service providers that fail to pay for this service. The Company further stipulated that if the Ministry prevents it from taking such action, it intends to exercise all its rights on this matter. On May 12, 2020, the Ministry announced that it is investigating the issues arising from the letter from the Company’s attorneys.

Section 2.6.3 - Internet infrastructure segment

Subsection 2.6.3.6 on a hearing on licensing for new operators to provide Internet access infrastructure services - on May 10, 2020, the Company submitted its response to the hearing whereby the change being considered could severely impair fundamental issues within the communications sector if it is applied without taking broad considerations into account. This particularly during such a sensitive period in which the companies and the Company in particular, are facing huge investments in order to provide fiber-based Internet service. The Company further stated that any decision made must apply to activities that will commence and infrastructures that are erected from the date of completion of the policy processes and thereafter, and any deviation from this rule, if there is such, will cast serious doubt on the legality of a move that may in fact be designed to sanction, retroactively, activity that was performed in breach of the present policy rules and even in contravention of the law.

Section 2.6.6 - The Company’s deployment and ways of coping with the intensifying competition

Subsection 2.6.6.7 on the Company’s new Be router ̵ at the end of Q1 2020, the Company had 378,000 customers using the Be router (approximately 38% of the Company’s retail Internet customers). Additionally, the Company also markets products such as B Spot and Be Mesh to extend the range of home Internet networks and by the end of Q1 2020, the Company had sold 144,000 units of these products.

Section 2.7.2 – Infrastructure and domestic fixed-line communications equipment

Use of B35 technology – on April 7, 2020, the Company asked the Ministry of Communications to allow it to use these infrastructures immediately, mainly in view of the significant increase during the COVID-19 pandemic of the volume of use of the Internet by a large number of subscribers simultaneously.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 2.9.5 - Officers and senior management in the Company

At the date of publication of the Report, the Company has 9 serving directors, of which 3 are external directors, one is an independent director (who is not an external director) and 5 are not independent directors (including one director representing the employees).

On May 14, 2020, the General Meeting of the Company’s shareholders approved, among other things, additional amendments to the compensation policy for the Company’s senior officers, as detailed in the Company’s Immediate Reports dated April 2, 2020, and May 14, 2020, regarding the convening and outcome of the meeting, which are included here by way of reference.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 2.3 in the Directors Report.

Section 2.13 - Financing

On April 7, 2020, the Company published a prospectus, listing for trading and release from restrictions of Company Debentures (Series 11 and 12) and a shelf prospectus (bearing the date April 8, 2020) (“the Prospectus”). Subsequently, further to Section 2.1.2 of the Prospectus and in accordance with the provisions of Section 2.3(E) of the Deeds of Trust of the Company’s Debentures (Series 11 and 12) dated July 10, 2019, on April 26, 2020, these Debentures were delisted from the TASE’s TACT Continuous Institutional Trading System and were listed for trading on the TASE’s Main Board. On this matter, see two Immediate Reports of the Company dated April 7, 2020, concerning the Prospectus and a timetable for the listing for trading on the Main Board which are included in this report by way of reference.

Section 2.13.6 - Credit rating

On April 22, 2020, Midroog Ltd. (“Midroog”) downgraded the Company’s Debentures (Series 6, 7, 9, 10, 11 and 12) to Aa3.il with a stable outlook. Furthermore, on May 4, 2020, S&P Global Rating Maalot Ltd. (“Maalot”) affirmed its ilAA- rating for the Company and its Debentures and it upgraded the rating outlook to stable. On these and on the aforementioned rating reports, see Immediate Reports of the Company dated April 22, 2020 (Midroog) and May 4, 2020 (Maalot). On this matter, see also Section 4 of the Directors Report.

Section 2.16 - Restrictions and control of the Company’s operations

Section 2.16.1 - Control of Company tariffs

Further to the hearing published by the Ministry of Communications on April 28, 2020 concerning irregular use of fixed-line call minutes, in view of the COVID-19 pandemic, which led some fixed-line subscribers to significantly increase their use of fixed-line calls, on May 10, 2020, the Minister of Communications approved a temporary amendment to the provisions of the alternative payment packages provided by the Company, based on the outline proposed by the Company. According to the amendment, in the event of a deviation in the number of call minutes from the current allowance, the charge will be adjusted to correspond with the call packages offered by the Company (up to 1500 minutes), so that if more than 1500 minutes are used, the charge will be made according to the conditions of the ad hoc tracks which include a larger number of minutes ranging from 2,000 to 8,000, all for accounts in which the billing period began on March 1, 2020 to accounts for which the billing period ends on June 14, 2020.

Section 2.16.2 - The Company’s Domestic Carrier License

Subsection 2.16.2.9(B) - On a guarantee provided by the Company for the Ministry of Communications - in accordance with an amendment to the Company’s license dated April 21, 2020, (which is in force until October 6, 2020), the guarantee deposited by the Company was lowered as of May 1, 2020, to NIS 15 million.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

Section 2.16.8 – Economic Competition Laws

Subsection 2.16.8.7 on notice of the intention to apply a charge (considering the application of an additional financial sanction on the Company of NIS 8,285,810 for failure to respond to the demand to provide information and data and for providing misleading data, as part of a review carried out by the Competition Authority in connection with the ruling) - on May 3, 2020 the Company signed an accord in connection with an agreed order under the Economic Competition Law in connection with the notice of the intention to apply a charge according to which the Company will pay the Treasury NIS 4.2 million (“the Accord”). Within the context of the Accord, the Company admits that it did not provide full information as required in the responses to the demands for data from the Competition Authority concerning the ruling (prior to the ruling having been made), thereby violating Section 46(B) of the Economic Competition Law. On the other hand, the Company does not admit that at the time of its response it knew that the information provided was incorrect. The Accord determined that subject to the approval of the agreed order by the Competition Court and payment to the Treasury, the Competition Commissioner or Competition Authority will not take enforcement measures against the Company or its representatives for violation of the provisions of Section 46(B) of the Economic Competition Law in connection with the information requirement in the review that preceded the ruling and that was provided by the Company to the Competition Authority prior to the Company signing the Accord (“the Arrangement”). It is emphasized that at this stage only the Company has signed the Accord, and that the Accord requires final confirmation by the Competition Commissioner (following publication for public comment), after which the agreed order will be approved by the Competition Court. Accordingly, there is no certainty that this Arrangement will be approved. It is also emphasized that nothing in this Arrangement will affect continuation of the proceedings concerning the actual ruling, against which the Company filed an appeal in the Competition Court on May 7, 2020.

Section 2.18 – Legal proceedings

Section 2.18.1 - Pending legal proceedings

Subsections B, G, H, I, J – on a further stay of proceedings in these cases in view of the ISA investigation and proceedings arising from it - at the date of publication of the report, the ISA has not yet submitted its position regarding a further stay of proceedings. In some of the cases, the court instructed the ISA to submit updated notifications on the matter. As far as the Company is aware, these notifications have not yet been submitted.

Subsection K – Regarding two applications for the discovery of documents under Section 198A of the Companies Law to assess the filing of a motion for certification of a derivative claim in connection with the Competition Commissioner’s ruling on abuse of the Company’s position - on April 22, 2020 the Supreme Court approved an agreed application to consolidate the hearing of the two applications.

Subsection M – Regarding a motion to certify a class action on the breakdown of fixed payment components in payment notices which was filed against the Company and against another respondent - on April 28, 2020, the court ordered the applicants to split the motion for certification into two different applications, one for each respondent in accordance with the cause of the claim against each one. Accordingly, on May 10, 2020, separate motions were filed.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. (“Pelephone”)

Section 3.14.2 - Pelephone’s mobile radio telephony (MRT) license

Subsection 3.14.2.1 – in April 2020, the bank guarantee was lowered and set at NIS 45 million, with Ministry of Communications approval.

Section 3.16 – Legal proceedings

Subsection H – Regarding a motion to certify a class action that was filed against Pelephone and another cellular company in October 2016 on the grounds that they do not allow their subscribers to make full use of their overseas travel packages purchased in advance - on April 5, 2020, a judgment was given dismissing the motion.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2019

4.	International communications, Internet and NEP services - Bezeq International Ltd. (“Bezeq International”)

Section 4.11.2 - Licenses

In April 2020, the Ministry of Communications approved a reduction of the bank guarantee to NIS 2 million.

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Section 5.13 - Financing

In May 2020, the Company approved a credit facility or capital investment for DBS in the total amount of up to NIS 250 million, for a period of 15 months beginning April 1, 2020. This approval replaces a similar approval given in February 2020 (and is not in addition thereto).

May 20, 2020
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board

Dudu Mizrahi, CEO

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the three months ended March 31, 2020.

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2019 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.3 to the financial statements. The auditors have drawn attention to the matter in their opinion of the financial statements.

For information on the effects of the COVID-19 pandemic, see Chapter 1 below.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	Internet, International Long-Distance, and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content services (through “Walla”) and call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-3.2020	1-3.2019	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Net profit	332	300	32	10.7
EBITDA	918	977	(59)	(6.0)

The above change was due to a decrease in operating profit, following a decrease in the Group’s revenues and a decrease in other operating income, net in the Domestic Fixed-Line Communications segment, offset by lower Group expenses. The decrease in operating profit was entirely offset, with profit being up overall, due to lower net finance expenses in Domestic Fixed-Line Communications operations, as detailed below.

	1-3.2020	1-3.2019
EBITDA calculations	NIS millions	NIS millions
Operating profit	466	511
Depreciation, amortization and impairment	452	466
EBITDA	918	977

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is a common metric for the Group’s operations, which neutralizes various effects caused by changes in capital structure, tax issues and the depreciation method and period for fixed and intangible assets. The Group’s EBITDA is measured as operating profit before ‘depreciation, amortization, and impairment’ (continuing losses from impairment of fixed and intangible assets). Since January 1, 2019, in the interest of fair presentation of its economic activity, the Group presents continuing losses from impairment of fixed and intangible assets in DBS and Walla under the ‘Depreciation and amortization’ item, and continuing losses from impairment of broadcasting rights under the ‘General and operating expenses’ item (in the income statement). See Note 5 to the financial statements.

1.	COVID-19 pandemic and its effect on the Group’s operations

Further to Section 3.3.1 to the annual Board of Directors’ Report, concerning the COVID-19 pandemic, and further to the Israel Securities Authority’s SAB 99-7 of May 11, 2020, concerning the COVID-19 pandemic’s effect on financial reporting and disclosure in Q1/2020 reports - In the period between publication of the annual periodic report and mid-April 2020, the pandemic and its effects continued to spread. This was reflected, among other things, in increased restrictions on movement and the public space, a ban on public gatherings, increased restrictions on businesses and transportation, and significant reduction in economic activity. Since the second half of April 2020, data began to show a decline in cases and new infections. As a result, certain restrictions were lifted, and the economy started returning to normal, but still subject to certain restrictions.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

Since the pandemic began, the Group’s companies have worked to prevent interruption to their operations, in order to provide full service to all customers, both businesses and individuals, and to maintain business continuity, subject to all applicable government restrictions and guidelines. Group companies also worked proactively to mitigate the risks and exposures caused by these events, including cutting their expenses and adapting their operations to current conditions.

In this regard, it is noted that telecom companies in general are considered an essential infrastructure requiring and allowing operations to continue almost in full. Furthermore, the country’s need to use the companies’ services is inherent in these types of events. Thus, the Company’s exposure to the pandemic’s risks is relatively limited and low compared to other industries. Some services offered by the Company have even seen growth due to the regulatory measures enacted to stop the pandemic. It is further noted, that although the COVID-19 pandemic has global and far-reaching effects, the Bezeq Group mainly operates in the local, domestic telecom market, as it is relies on local infrastructure and provides services mainly to consumers in Israel.

The above statements concerning the telecom industry are even more pronounced for most of the Group’s operations. Studies conducted by Group companies indicate that they should not expect any materially adverse effects from the COVID-19 pandemic, except (mainly) for roaming services and handset sales in Pelephone, as detailed below.

As of March 31, 2020, and as of the statements’ approval date, negative effects were mainly noted in revenues from roaming services and retail handset sales in Pelephone. A certain negative impact was seen in revenues from business customers across all Group companies. However, the cumulative effect of the pandemic on the financial position and operations of the Group’s companies was immaterial in the first qurater of the year, particularly as the effects were only felt in the final weeks of the quarter.

As of the reporting date, the Bezeq Group’s working assumption concerning the continued spread of the COVID-19 pandemic is that the bulk of the restrictions slowing down economic activity will gradually be lifted by the end of June 2020. From the second half of 2020, the Group expects the economy to gradually return to normal, without any significant additional country-wide restrictions except as concerns outbound and inbound tourism. As such, and subject to the above assumptions, the Group expects the COVID-19 pandemic to affect its operations mainly by decreasing Pelephone’s revenues from roaming services, and to a lesser extent by decreasing retail handset sales, due to the pandemic’s effects on the tourism and retail industries. Pelephone accordingly estimates it will see a NIS 150 million and NIS 100 million reduction in its revenues and operating profit, respectively, in 2020. A certain decrease is also expected in the Group’s revenues from business customers.

Continuation or deterioration of the pandemic beyond the Group’s aforesaid assumptions, may have a materially adverse effect on the Group’s results. These effects may be reflected, among other things, in a greater-than-expected decrease in revenues from roaming services, cellular handsets, and equipment sales to business customers, and in revenues from businesses in general. Continuation or deterioration of the pandemic may also affect employee availability, customer service and technical support operations, supply chains, and the amounts and timing of payments collected from Group customers.

The Company estimates that its financial strength, its ability to generate cash from its own sources, its high cash balances, its debt structure, and its easy access to the capital market and credit suppliers, will allow it to navigate the effects of the pandemic, including if it continues or deteriorates beyond the Group’s current assumptions. Furthermore, it is emphasized that the Company’s various financing agreements and its public debentures do not specify any financial covenants.

The Company’s above assessments constitute forward-looking information and may change in accordance with various developments in the COVID-19 pandemic and its effects, and particularly the duration and scope of this event, the nature and scope of economic and other restrictions related to the pandemic, and the duration and scope of the subsequent economic downturn.

For more information, see Notes 1.2 and 5 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

2.1	Financial position

	March 31, 2020	March 31, 2019	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash and current investments	2,041	2,612	(571)	(21.9)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, including from loan and debenture repayments in 2019.
Current and non-current trade and other receivables	2,475	2,550	(75)	(2.9)	The decrease was mainly attributable to the Cellular Communications segment, due to a decrease in trade receivables following a decrease in revenues from installment-based handset sales. The decrease was partially offset by higher other receivable balances from real-estate sales in the Domestic Fixed-Line Communications segment, offset by a decrease in current tax assets.
Inventory	112	102	10	9.8
Held-for-sale assets	45	-	45	-
Broadcasting rights	65	69	(4)	(5.8)
Usage right assets	1,378	1,444	(66)	(4.6)	The decrease was attributable to all core segments, except for Cellular Communications.
Property, plant and equipment	6,127	6,215	(88)	(1.4)
Intangible assets	934	1,923	(989)	(51.4)	The decrease was mainly due to a NIS 951 million impairment of goodwill attributable to the Cellular Communications segment in 2019.
Deferred tax assets	40	1,193	(1,153)	(96.6)	The decrease was due to a NIS 1,166 million de-recognition of the tax asset for DBS’s losses in 2019.
Deferred costs and non-current investments	386	463	(77)	(16.6)	The decrease was due, among other things, to impairment of prepaid long-term expenses on bandwidth capacity in the Internet, ILD, and NEP Services segment in 2019.
Investment property	-	58	(58)	(100)	The decrease was due to the completion of the “Sakia” land asset’s sale in 2019.
Total assets	13,603	16,629	(3,026)	(18.2)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.1.	Financial Position (Contd.)

	March 31, 2020	March 31, 2019	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Debt to financial institutions and debenture holders	9,537	11,156	(1,619)	(14.5)	The decrease in debt balances was due to loan and debenture repayments, including early repayments, offset by debenture issuances and new loans in the Domestic Fixed-Line Communications segment in 2019.
Liabilities for leases	1,464	1,483	(19)	(1.3)
Trade and other payables	1,611	1,845	(234)	(12.7)	The decrease was mainly due to an advance received from the buyer for the “Sakia” property, after completion of the asset’s sale in 2019. Results were further affected by a decrease in trade payables in the Multi-Channel Television and Internet, ILD, and NEP Services segments.
Employee benefits	901	982	(81)	(8.2)	The decrease was due to retirement payments, offset by provisions recognized in 2019 for a new retirement plan and the Group’s streamlining plans.
Current and deferred tax liabilities	97	64	33	51.6
Other liabilities	338	352	(14)	(4.0)
Total liabilities	13,948	15,882	(1,934)	(12.2)
Total equity (equity deficit)	(345)	747	(1,092)	-	The equity deficit comprises 2.5% of the balance sheet total, as compared to equity comprising 4.5% of the balance sheet total on March 31, 2019. The transition to an equity deficit was due to 2019’s losses, driven mainly by de-recognition of the tax asset for DBS’s losses and losses from impairment of goodwill attributable to Cellular Communication operations.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.2	Results of operations

2.2.1	Highlights

	1-3.2020	1-3.2019	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	2,187	2,256	(69)	(3.1)	The decrease was due to lower revenues across all of the Group’s primary segments.
General and operating expenses	793	812	(19)	(2.3)	The decrease was mainly attributable to the Internet, ILD, and NEP Service segment.
Salaries	479	492	(13)	(2.6)	The decrease was seen across all the Group’s core segments, mainly attributable to a reduction in the workforce.
Depreciation, amortization and impairment	452	466	(14)	(3.0)	The decrease was mainly due to a continuing decline in DBS’s assets (fixed and intangible assets) in the present quarter compared to the same quarter last year. See Note 5 to the financial statements.
Other operating (income), net	(3)	(25)	22	88.0	The decrease was attributable to the Domestic Fixed-Line Communications segment. However, in the same quarter last year, expenses were recognized following an employee retirement arrangement in the Multi-Channel Television segment.
Operating profit	466	511	(45)	(8.8)
Finance expenses, net	34	99	(65)	(65.7)	This decrease in net finance expenses was mainly attributable to the Domestic Fixed-Line Communications segment.
Income tax	100	112	(12)	(10.7)
Profit for the period	332	300	32	10.7

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	1-3.2020		1-3.2019
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	1,018	46.5	1,043	46.2
Cellular Communications	573	26.2	578	25.6
Internet, International Long-Distance, and NEP Services	317	14.5	341	15.1
Multi-Channel Television	338	15.5	343	15.2
Others and adjustments	(59)	(2.7)	(49)	(2.1)
Total	2,187	100	2,256	100

	1-3.2020		1-3.2019
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit (loss) by segment
Domestic Fixed-Line Communications	439	43.1	531	50.9
Cellular Communications	(13)	(2.3)	(10)	(1.7)
Internet, ILD, and NEP Services	36	11.5	33	9.7
Multi-Channel Television*	(11)	(3.3)	(59)	(17.2)
Others and adjustments	15	-	16	-
Consolidated operating profit/percentage of Group revenues	466	21.3	511	22.7

*	The results of Multi-Channel Television operations are presented after adjustment for the overall effect of impairment recognized since the fourth quarter of 2018. For more information, see Notes 5 and 12 to the financial statements. This matches the way that the Group’s chief operating decision maker assesses the segment’s performance and decides on resource allocations for the segment.

Furthermore, see Note 13.3 for highlights from DBS’s financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.2.2	Operating segments (contd.)

B	Domestic Fixed-Line Communications Segment

	1-3.2020	1-3.2019	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Internet - infrastructure	395	397	(2)	(0.5)	The decrease was due to a reduction in retail and wholesale internet subscribers, mainly offset by higher retail ARPU and updates to the wholesale Internet service rates.
Fixed-line telephony	248	269	(21)	(7.8)	The decrease was due to a decrease in the subscriber base and lower average revenue per line (ARPL).
Transmission, data communications and others	303	306	(3)	(1.0)
Digital and cloud services	72	71	1	1.4
Total revenues	1,018	1,043	(25)	(2.4)
General and operating expenses	142	141	1	0.7
Salaries	229	233	(4)	(1.7)
Depreciation and amortization	212	207	5	2.4
Other operating (income), net	(4)	(69)	65	(94.2)	The decrease was due to lower capital gains on real estate sales, and expenses for the early retirement of employees in the present quarter, as compared to a reduction in the provision for early retirement of employees in the same quarter last year (see Note 9 to the financial statements).
Operating profit	439	531	(92)	(17.3)
Finance expenses, net	49	106	(57)	(53.8)	The decrease was mainly due to finance income from employee benefits in the present quarter, as compared to finance expenses from employee benefits in the same quarter last year (see Note 10 to the financial statements). The decrease was further attributable to lower interest costs following loan repayments in 2019.
Income tax	95	104	(9)	(8.7)
Segment profit	295	321	(26)	(8.1)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.2.2	Operating segments (contd.)

C	Cellular Communications segment

	1-3.2020	1-3.2019	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Services	405	417	(12)	(2.9)	The decrease was mainly due to lower prices and transition of existing customers to cheaper plans offering higher data volumes at current market prices. This decrease in rates was partially offset by growth in the post-paid customer base. The COVID-19 pandemic also reduced roaming revenue in the present quarter. However, this decrease was partially offset by higher airtime revenue on incoming calls.
Equipment sales	168	161	7	4.3	This increase was mainly due to higher wholesale sales volumes, partially offset by lower retail sales. This decrease in retail sales was mainly attributable to a decrease in handset sales.
Total revenues	573	578	(5)	(0.9)
General and operating expenses	345	337	8	2.4	The increase was mainly due to an increase in handset sales costs, and an increase in call completion fees, following an increase in the number of subscribers and increased usage due to the coronavirus crisis. Higher expenses were offset by continued operational streamlining and cost-cutting.
Salaries	90	94	(4)	(4.3)	The decrease was mainly attributable to a reduction in the workforce.
Depreciation and amortization	150	157	(7)	(4.5)
Other operating expenses, net	1	-	1	-
Operating (loss)	(13)	(10)	(3)	30.0
Finance income, net	10	13	(3)	(23.1)
Income tax	(1)	1	(2)	-
Segment profit (loss)	(2)	2	(4)	-

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.2.2	Operating segments(contd.)

D	International Long Distance, Internet and NEP Services

	1-3.2020	1-3.2019		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	Explanation

Revenues	317	341		(24)	(7.0)	The decrease was due to a decrease in the sales of telecom equipment to businesses, Internet revenues, and international call (hubbing) revenues. This decrease was offset by higher revenues from telecom services to businesses.
General and operating expenses	173	194		(21)	(10.8)	The decrease was due to a decrease in equipment and licensing costs to businesses, and in international long-distance call costs, in-line with the decrease in revenues. Domestic bandwidth expenses were also down, following a retrospective update to wholesale internet rates under the Communications Regulations (Bezeq and Broadcasting). Results were also affected by a decrease in marketing expenses.
Salaries	64	68	*	(4)	(5.9)	The decrease was attributable to a reduction in the workforce.
Depreciation and amortization	44	46		(2)	(4.3)
Operating profit	36	33		3	9.1
Finance expenses, net	1	1	*	-	-
Tax expenses	8	7		1	14.3
Segment profit	27	25		2	8.0

*	Restatement

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.2.2	Operating segments (contd.)

E	Multi-Channel Television *

	1-3.2020	1-3.2019	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	338	343	(5)	(1.5)	The decrease was mainly due to a decrease in the customer base and in ARPU, offset by revenue from content sales.
General and operating expenses	222	226	(4)	(1.8)
Salaries	51	55	(4)	(7.3)	The decrease was mainly attributable to a reduction in the workforce.
Depreciation and amortization	76	78	(2)	(2.6)
Other operating expenses, net	-	43	(43)	(100)	In the same quarter last year, expenses were recognized for an employee retirement arrangement.
Operating (loss)	(11)	(59)	48	(81.4)
Finance expenses (income), net	(5)	5	(10)	-	The change was mainly attributable to changes in the fair value of financial assets.
Segment (loss)	(6)	(64)	58	(90.6)

*	Results for the Multi-Channel Television segment are presented after adjustment for the overall effect of impairment recognized from the fourth quarter of 2018. For more information, see Notes 5 and 12 to the financial statements. This matches the way that the Group’s chief operating decision maker assesses the segment’s performance and decides on resource allocations for the segment.

Furthermore, see Note 13.3 for highlights from DBS’s financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.3	Cash flow

	1-3.2020	1-3.2019	Change
	NIS millions	NIS millions	NIS millions	%	Explanation

Net cash from operating activities	879	765	114	14.9	This increase in net cash from operating activities was attributable to the Domestic Fixed-Line Communications segment, due to changes in working capital and an income tax refund.
Net cash used in investing activities	(234)	(268)	34	(12.7)	Net cash used in investing activities was down, mainly due to an increase in net proceeds from bank deposit repayments in the Domestic Fixed-Line Communications segment.
Net cash used in financing activities	(118)	(122)	4	(3.3)
Net increase in cash	527	375	152	40.5

Average volume in the reported Quarter:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 9,548 million.

Supplier credit: NIS 785 million.

Short-term credit to customers: NIS 1,685 million. Long-term credit to customers: NIS 302 million.

As of March 31, 2020, the Group had a working capital surplus of NIS 406 million, as compared to a working capital surplus of NIS 293 million on March 31, 2019.

According to its separate financial statements, the Company had a working capital surplus of NIS 262 million as of March 31, 2020, as compared to a working capital surplus of NIS 61 million on March 31, 2019.

This increase in the Group’s and the Company’s working capital was due to a decrease in current liabilities, mainly following loan and debenture repayments coupled by the raising of longer-duration debt in 2019, offset by lower cash and current investment balances. The increase in the Group’s working capital was also partially offset by a decrease in working capital in the Cellular Communications segment.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.4	Disclosure on the Company’s projected cash flows

According to Regulation 10(b)(14) to the Securities Regulations (Periodic and Immediate Reports), 1970, and given the relevant warning sign of equity deficit in the Company’s separate statements and in the consolidated statements, the Company hereby presents its projected cash flow statement, disclosing the sources and uses of cash for the period starting April 1, 2020 and ending December 31, 2022.

Projected cash flows	From April 1, 2020 through December 31, 2020	From January 1, 2021 through December 31, 2021	From January 1, 2022 through December 31, 2022
Company - separate	NIS millions	NIS millions	NIS millions

Cash and cash equivalents at the beginning of the period	644 *	1,070	1,333
Sources - Company
Net cash from operating activities	1,195	1,999	1,966
Proceeds from the sale of property, plant and equipment	218	135	7
Proceeds from redemption of bank and other deposits	754	300	-
Miscellaneous	4	59	61
Cash flows from investing activities	976	494	68
Debenture issuance and new loans	900 **	700 **	700 **
Cash flows from financing activities	900	700	700
Total sources - Company	3,071	3,193	2,734
Sources from investees
Loans from investees	36	83	207
Repayment of loans to investees	16	-	-
Total cash from investees	52	83	207
Total sources	3,123	3,276	2,941
Projected liabilities (expected uses) - Company
Acquisition of fixed assets and investment in intangible assets	(658)	(906)	(906)
Investment in bank and other deposits	(5)	-	-
Cash used in investing activities	(663)	(906)	(906)
Repayment of bank loans	(344)	(762)**	(306)**
Repayment of debentures (public)	(557)	(563)	(874)
Repayment of private debentures and non-bank credit	(562)**	(98)	(77)
Principal and interest payments on leases	(79)	(115)	(122)
Interest payments and other finance expenses	(356)	(327)	(283)
Miscellaneous	(14)	(29)	(24)
Cash used in financing activities	(1,912)	(1,894)	(1,686)
Total uses - Company	(2,575)	(2,800)	(2,592)

*	In addition to its cash and cash equivalent balances, the Company has NIS 1,049 million invested in deposits and money market funds which can be utilized in the short term.

**	In light of the Company’s current assessments, forecasts for debenture issuances and new loans, and forecasts for (early) repayment of bank loans, private debentures and non-bank credit assume that the Company will continue to implement its plan to extend its debt maturities in 2020-2022.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.4	Disclosure on the Company’s projected cash flows (contd.)

Projected cash flows	From April 1, 2020 through December 31, 2020	From January 1, 2021 through December 31, 2021	From January 1, 2022 through December 31, 2022
Company - separate	NIS millions	NIS millions	NIS millions

Uses for investees
Investment in a subsidiary	(90)	(170)	(130)
Interest payment	(32)	(37)	(40)
Loans to subsidiaries	-	(6)	-
Repayment of loans from subsidiaries	-	-	(130)
Total cash used in investees	(122)	(213)	(300)
Total uses	(2,697)	(3,013)	(2,892)

Cash and cash equivalents at the end of the period	1,070	1,333	1,382

1.	Assumptions underlying the projected cash flows:

Company projections concerning cash flows from operating activities and cash flows for investing activities:

A.	The cash flow projections for the Company and its investees for the nine months of 4-12/2020, and for 2021 and 2022 are based on current assessments for said years.

B.	The projected cash flows for the Company and its investees are based, among other things, on the performance of the Company and its investees in recent years and assessments concerning trends expected in the telecom market in the next two years. These include assessments concerning market competition, prices, consumer preferences, regulatory arrangements, technological developments, and the economy at large. Operating, sales and marketing expenses have been adjusted to match the projected scope of operations. As such, the projection includes assumptions concerning streamlining initiatives in the Company’s and its investees’ workforce and the associated retirement and salary costs.

C	Effects of the COVID-19 pandemic - As of the reporting date, the Bezeq Group’s working assumption concerning the continued spread of the COVID-19 pandemic is that the bulk of the restrictions slowing down economic activity will gradually be lifted by the end of June 2020. From the second half of 2020, the Group expects the economy to gradually return to normal, without any significant additional country-wide restrictions, except as concerns inbound and outbound tourism. As such, the Company expects that the effects of the COVID-19 pandemic on its operations will mainly be reflected by a certain decrease in revenues from business customers, timing differences between capital gains recognized on real estate sales and receipt of the proceeds from such sales, and a certain deterioration in the amount and timing of payment collection (mainly from small businesses). The Company’s forecast for its sources from subsidiaries was affected, among other things, by Pelephone’s assessments that the COVID-19 pandemic would have a materially adverse effect on its revenues from roaming services and retail handset sales in 2020. The COVID-19 pandemic has broad-reaching macro-economic impact, including on financial markets. The Company has easy access to credit and capital markets. Should these markets continue to see high volatility, the Company’s assessments concerning its early repayments and securing sources for such repayments may fail to materialize, in part or in full.

D.	These projections do not include the effects of the removal of the Group’s structural separation and the merger with the subsidiaries, should these occur in the projected period.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

2.4	Disclosure on the Company’s projected cash flows (contd.)

2.	Material liabilities due to mature in the first six months of the projected cash flow

Material principal repayments in the period between April 1, 2020 and September 30, 2020 according to the Company’s amortization schedules:

May 2020 - a NIS 63 million repayment of bank loans.

June 2020 - a NIS 160 million repayment of bank loans and a NIS 40 million repayment of a private loan.

Sources for settling liabilities

The Company has sufficient sources to settle its liabilities, through cash generated from operating activities, cash balances and investments in deposits and money market funds which can be utilized in the short term, and by raising debt from bank and non-bank sources.

3.	The Board of Directors has reviewed and approved the sources included in the disclosure concerning the projected cash flow, having found them reasonable in the scope presented for each source, and its expected timing.

The Board of Directors has also examined whether there are restrictions on receiving loans and loan repayments from investees, and is satisfied that these are expected to be received on time, as planned.

The aforesaid disclosure concerning projected cash flows constitutes forward-looking information.

The Company’s assumptions and estimates concerning the projected cash flows, the sources for repaying the Company’s existing and expected liabilities, and concerning the assumptions underlying the projected cash flows are based on data available to the Company as of the reporting date, and assuming it continues operating in the ordinary course of business. There is no guarantee that these assumptions and estimates will materialize, in part or in full, as they also depend on external factors outside the Company’s control or over which the Company has only limited control, and also in light of current uncertainty in the Israeli telecom market. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

3.	Disclosure Concerning the Company’s Financial Reporting

3.1	Disclosure of an extremely material valuation

The following table discloses an extremely material valuation pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970: The valuation is attached to the financial statements.

DBS (*)
Subject of valuation	Value in use of D.B.S Satellite Services (1998) Ltd. in order to test for impairment of non-current assets.
Date of valuation	March 31, 2020; the valuation was signed on May 12, 2020.
Value prior to the valuation	Negative amount of NIS (61) million.
Value set in the valuation	Negative amount of NIS (139) million.
Assessor’s identity and profile	Prometheus Financial Advisory Ltd. The work was done by a team headed by Mr. Gideon Peltz, CPA, who holds a BA in Accounting and Economics from the Tel Aviv University. Mr. Peltz has extensive experience performing valuations, financial statement analyses, preparing expert opinions, and providing various financial advisory services to businesses. The assessor has no dependence on the Company. The Company has undertaken to indemnify the assessor for damages exceeding three times their fee, unless they acted maliciously or in gross negligence.
Valuation model	NRV
Assumptions used in the valuation	Assumptions concerning the NRV of DBS’s assets

For more information, see Note 5 to the financial statements.

(*) Despite the negative value of DBS’s operations, the Company supports DBS by approving credit facilities or investing in DBS’s equity (see Note 4 to the financial statements). The Company’s support of DBS as aforesaid is due, among other things, to the Multi-Channel Television segment’s current and expected contribution to the Bezeq Group’s overall operations.

3.2	Due to claims filed against the Group, and for which exposure cannot yet be estimated or assessed at this time, the auditors have drawn attention to the matter in their opinion of the financial statements.

3.3	For information on material events subsequent to the financial statements’ date, see Note 14 to the financial statements and Chapter 1 above.

4.	Details of debt certificate series

On April 22, 2020, Midroog Ltd. downgraded its rating for the Company’s Debentures (Series 6, 7, 9, 10, 11, and 12) to Aa3.il/stable (see immediate report 2020-01-036094).

Furthermore, on May 4, 2020, S&P Global Ratings Maalot Ltd. affirmed its ilAA- rating for the Company and its debentures, and updated the rating outlook to stable (see immediate report 2020-01-039514).

The rating reports are included in this Board of Directors’ Report by way of reference.

On April 7, 2020, the Company issued a prospectus of listing for trading and release of restrictions and a shelf prospectus of the Company dated April 8, 2020. Further to publication of the prospectus, on April 26, 2020 Debentures Series 11 and 12 were delisted from the TASE’s TACT Institutional System and on the same date, trading on the TASE main board commenced.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2020

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of March 31, 2020, see the Company’s reporting form on the MAGNA system, dated May 21, 2020.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Dudu Mizrahi
Chairman of the Board	CEO

Signed: May 20, 2020

Part C:

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2020 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of March 31, 2020, and whose revenues constitute 1% of the total consolidated revenues for the three-month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

1

Without qualifying our abovementioned conclusion, we draw attention to Note 1.3 which refers to Note 1.3 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect, inter alia, to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and as mentioned in that note, regarding the indictment filed against the former controlling shareholder for various offenses, including bribery and misleading information in an immediate report. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 6.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 20, 2020

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	927	1,265	400
Investments	1,114	1,347	1,195
Trade receivables	1,680	1,760	1,689
Other receivables	319	279	313
Inventory	112	102	93
Assets held for sale	45	-	43
Total current assets	4,197	4,753	3,733

Trade and other receivables	476	511	477
Broadcasting rights, net of rights exercised	65	69	59
Right-of-use assets	1,378	1,444	1,292
Fixed assets	6,127	6,215	6,096
Intangible assets	934	1,923	935
Deferred expenses and non-current investments	386	463	386
Investment property	-	58	-
Deferred tax assets	40	1,193	59
Total non-current assets	9,406	11,876	9,304

Total assets	13,603	16,629	13,037

The attached notes are an integral part of the condensed consolidated interim financial statements

3

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans, and borrowings	1,002	1,538	1,007
Current maturities of lease liabilities	415	422	416
Trade and other payables	1,611	1,845	1,413
Current tax liabilities	51	10	-
Employee benefits	587	500	654
Provisions	125	145	125
Total current liabilities	3,791	4,460	3,615

Loans and debentures	8,535	9,618	8,551
Liability for leases	1,049	1,061	969
Employee benefits	314	482	356
Derivatives and other liabilities	163	168	139
Deferred tax liabilities	46	54	43
Provisions	50	39	49
Total non-current liabilities	10,157	11,422	10,107

Total liabilities	13,948	15,882	13,722

Total equity (deficit)	(345)	747	(685)

Total liabilities and equity	13,603	16,629	13,037

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: May 20, 2020

The attached notes are an integral part of the condensed consolidated interim financial statements

4

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2020	2019	2019
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million

Revenues	7	2,187	2,256	8,929
Costs of activity
General and operating expenses*	8	793	812	3,263
Salaries		479	492	1,933
Depreciation, amortization, and impairment losses*		452	466	1,912
Impairment loss		-	-	1,053
Other Operating Income, Net	9	(3)	(25)	(221)
Total operating expenses		1,721	1,745	7,940

Operating profit		466	511	989
Financing expenses (income)
Financing expenses		84	113	624
Finance income		(50)	(14)	(75)
Financing expenses, net	10	34	99	549

Profit after financing expenses, net		432	412	440
Share in losses of equity-accounted investees		-	-	(2)
Profit before income tax		432	412	438
Taxes on income		100	112	1,525
Profit (loss) for the year attributable to shareholders of the Company		332	300	(1,087)
Earnings (loss) per share (NIS)
Basic earnings (loss) per share		0.12	0.11	(0.39)

*	For information about the impairment loss recognized by DBS in the reporting period, see Note 5.

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended			Year ended
	March 31			December 31
	2020		2019	2019
	(Unaudited)		(Unaudited)	(Audited)
	NIS million		NIS million	NIS million

Profit (loss) for the period	332		300	(1,087)
Remeasurement of a defined benefit plan, net	19	*	(2)	(33)
Additional items of other comprehensive income (net of tax)	(11)		15	1
Total comprehensive income (loss) for the period attributable to shareholders of the Company	340		313	(1,119)

*	Comprehensive income was recognized as an expense due to the adjusted discount rate according to which the net liability for a defined benefit is calculated as at March 31, 2020.

The attached notes are an integral part of the condensed consolidated interim financial statements

5

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Three months ended March 31, 2020 (Unaudited)
Balance as at January 1, 2020	3,878	384	390	(58)	(5,279)	(685)

Profit for the period	-	-	-	-	332	332
Other comprehensive income (loss) for the period, net of tax	-	-	-	(11)	19	8
Total comprehensive income for the period	-	-	-	(11)	351	340

Balance as at March 31, 2020	3,878	384	390	(69)	(4,928)	(345)

Three months ended March 31, 2019 (Unaudited)
Balance as at January 1, 2019	3,878	384	390	(59)	(4,159)	434

Profit for the period	-	-	-	-	300	300
Other comprehensive income (loss) for the period, net of tax	-	-	-	15	(2)	13
Total comprehensive income for the period	-	-	-	15	298	313

Balance as at March 31, 2019	3,878	384	390	(44)	(3,861)	747

Year ended December 31, 2019 (Audited)
Balance as at January 1, 2019	3,878	384	390	(59)	(4,159)	434
Loss in 2019	-	-	-	-	(1,087)	(1,087)
Other comprehensive income (loss) for the year, net of tax	-	-	-	1	(33)	(32)
Total comprehensive loss for 2019	-	-	-	1	(1,120)	(1,119)

Balance as at December 31, 2019	3,878	384	390	(58)	(5,279)	(685)

The attached notes are an integral part of the condensed consolidated interim financial statements

6

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	332	300	(1,087)
Adjustments:
Depreciation, amortization, and impairment losses	452	466	1,912
Impairment loss of assets	-	-	1,053
Capital gain, net	(9)	(44)	(508)
Share in losses of equity-accounted investees	-	-	2
Financing expenses, net	70	96	497
Income tax expenses	100	112	1,525

Change in trade and other receivables	(31)	(28)	91
Change in inventory	(24)	(9)	(16)
Change in trade and other payables	84	9	(113)
Change in provisions	-	(30)	(49)
Change in employee benefits	(88)	(46)	(50)
Change in other liabilities	(7)	(12)	(8)
Net income tax paid	-	(49)	(325)
Net cash from operating activities	879	765	2,924
Cash flow used for investing activities
Purchase of fixed assets	(244)	(270)	(1,095)
Investment in intangible assets and deferred expenses	(94)	(103)	(382)
Investment in bank deposits and securities	(510)	(1,111)	(2,067)
Proceeds from bank deposits	600	1,166	2,297
Proceeds from the sale of fixed assets	8	31	76
Receipts from the sale of the Sakia property	-	5	328
Payment of permit fees, betterment tax, and purchase tax*	-	-	(74)
Receipt of betterment tax	-	5	5
Miscellaneous	6	9	29
Net cash used for investing activities	(234)	(268)	(883)
Cash flow from financing activities
Issue of debentures and receipt of loans	-	-	1,865
Repayment of debentures and loans	-	-	(3,447)
Payments of principal and interest for leases	(113)	(117)	(414)
Interest paid	(5)	(5)	(392)
Costs for early repayment of loans and debentures	-	-	(93)
Miscellaneous	-	-	(50)
Net cash used for financing activities	(118)	(122)	(2,531)
Increase (decrease) in cash and cash equivalents, net	527	375	(490)
Cash and cash equivalents at beginning of period	400	890	890
Cash and cash equivalents at end of period	927	1,265	400

*	For the sale of the Sakia property

The attached notes are an integral part of the condensed consolidated interim financial statements

7

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company as at March 31, 2020 include those of the Company and its subsidiaries (jointly: "the Group”). The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

1.2	Material events in the reporting period - effects of Covid-19

Further to Note 33.1 to the Annual Financial Statements regarding the COVID-19 pandemic, in the period as from the publication date of the Annual Financial Statements until mid-April 2020, the pandemic and its effect intensified, which is reflected, among other things, in the expansion of restrictions on civilian movement and gatherings, employment, and transportation in Israel and a material decline in operations in the sector. As from the second half of April 2020, it was reported that there was a decrease in the incidence and infection of the virus, and accordingly some of the restrictions were lifted and a gradual return to routine under certain restrictions on operations began.

As at March 31, 2020 and the approval date of the financial statements, there was mainly a decrease in revenue from roaming services and the sale of retail terminal equipment at Pelephone, as well as some decrease in revenue from the business sector in all Group companies, with an insignificant effect of the pandemic on the financial and business position of the Group companies, mainly because the effects only started in the last weeks of the quarter.

In addition, reviews performed by the Company indicate that at this stage, the COVID-19 pandemic had no material effect on the Company’s ability to repay liabilities, measurement of assets and liabilities, impairment of assets, and recognition of expected credit losses (in this context, see also Notes 5.2 and 5.3 regarding the review of indications for impairment of the cash-generating units in Bezeq International and Pelephone). In addition, there was no material effect on the critical estimates and judgments, except the change in the discount interest rate used in the actuarial calculation of employee benefits, as set out in the statement of comprehensive income and in Note 10.

As at the reporting date, the working assumption of the Bezeq Group regarding COVID-19 is that most of the restrictions that are slowing down broad economic activity will be gradually lifted by the end of June 2020, and as from the second half of 2020, the economy will return to normal activity without any additional significant restrictions, other than on the volume of incoming and outgoing tourism. Accordingly, and subject to the above assumptions, the Group expects that the effects of COVID-19 on its operations will mainly be reflected in the decrease in Pelephone’s revenue from roaming services, and to a lesser extent, in a decrease in sales of retail terminal equipment, due to the effect of COVID-19 on the tourism and retail sectors. In addition, a decrease in revenues of the Group companies in the business sector is expected.

The continuation or intensification of the crisis beyond the Group's assumptions, as set out above, may have a material adverse effect on the Group's results. These effects may be reflected, among other things, in impairment, in addition to the above estimates, in revenues from roaming services and the sale of cellular terminal equipment and equipment for businesses, as well as in revenues in the business sector. If the COVID-19 pandemic continues for a prolonged period or intensifies, this may affect the availability of employees, the operations of customer and technical services, the supply chain, and amounts collected from the Group’s customers and the collection date.

The Company's assessments set out above may be adjusted according to various developments regarding COVID-19 and its effect, in particular, its duration and extent, the nature and extent of economic and other related restrictions, and the intensity and duration of the resulting economic slowdown.

8

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

1.3	Investigations of the Israel Securities Authority and the Police Force

For information about the investigations of the Israel Securities Authority and the Police Force, see Note 1.3 to the Annual Financial Statements.

As set out in Note 1.3.3 to the Annual Financial Statements, the Company does not have full information about the investigations, their content, the materials, and the evidence in the possession of the legal authorities Accordingly, the Company is unable to assess the effects of the investigations, their findings, and their results on the Company, as well as on the financial statements, and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the investigations are lifted, the review of all matters related to subjects that arose in the investigations will be completed as required.

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2019 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the condensed interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 20, 2020.

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements. In addition, for information about the effects of COVID-19 on the Group companies, see Note 1.2 above.

3.	Reporting Principles and Accounting Policy

3.1	The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements.

3.2	New standards and interpretations not yet adopted

On May 14, 2020, an amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) was published regarding onerous contracts (“the Amendment”). According to the Amendment, when assessing the cost of fulfilling a contract, indirect costs should also be considered, as well as incremental costs (see Note 3.13.3 to the Annual Financial Statements).

The initial date of application of the Amendment was set for January 1, 2022, and it will be implemented by adjusting the balance of retained earnings for the cumulative effect as at that date. The Amendment may affect the identification and measurement of onerous contracts in the Group, which may also be reflected in the creation of material provisions, and which the Company is unable to assess at this stage. The Company is reviewing the Amendment and is making preparations for its timely application.

9

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

4.	Group Entities

4.1	A detailed description of the Group entities appears in Note 14 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	As at March 31, 2020, DBS has an equity deficit in the amount of NIS 91 million and a working capital deficit in the amount of NIS 278 million. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and therefore will be unable to meet its obligations and continue operating as a going concern without the Company's support.

In 2019, the Company invested NIS 145 million in DBS, in accordance with the letters of undertaking provided by the Company to DBS.

In February 2020, the Company's Board of Directors approved an irrevocable undertaking of the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for 15 months, as from January 1, 2020 and until March 31, 2021, instead of the undertaking of November 2019.

In May 2020, the Company's Board of Directors approved an irrevocable undertaking of the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for 15 months, as from March 31, 2020 and until June 30, 2021, instead of the undertaking of February 2020.

The management of DBS believes that the financial resources at its disposal, which include the working capital deficit, the credit facility, and the Company’s capital investments will be adequate for the operations of DBS for the coming year.

4.2.2	See Note 5.1 below for information about the impairment of assets recognized by DBS in the financial statements as at March 31, 2020.

5.	Impairment

5.1	Further to Note 11.4 to the Annual Financial Statements regarding impairment recognized in 2019 for the multi-channel television cash-generating unit, the valuation as at December 31, 2019 presented a value in use that is significantly lower than the carrying amount of DBS. Based on the review performed by an outside valuator as at March 31, 2020, and according to the assessment of the management of DBS, it was found that there were no changes in the projected financial results of DBS, there were no material changes in market expectations, and no regulatory changes were made that may have a material effect on the results. Accordingly, in view of the negative value of the operations as determined in the valuation as at December 31, 2019, DBS amortized the non-current assets as at March 31, 2020, up to the net disposal value of these assets.

Based on the assessment of the fair value of the non-current assets of DBS performed by an outside valuator as at March 31, 2020, the carrying amount of the depreciable assets is NIS 78 million higher than their fair value less disposal costs. Accordingly, in the three-months period ended March 31, 2020, 2019, the Group recognized an impairment loss of NIS 78 million. The impairment loss was attributed to fixed assets, broadcasting rights, and intangible assets, as set out below.

10

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

Attribution of impairment loss to Group assets:

	Three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Broadcasting rights, net of rights exercised *	49	46	202
Fixed assets **	18	27	117
Intangible assets **	11	15	44
Rights of use for leased assets **	-	-	(1)
Total impairment recognized	78	88	362

*	The expense was presented under operating and general expenses

**	The expense was presented under depreciation, amortization, and impairment expenses

For information about the method used by DBS to measure the fair value (Level 3) of the assets, less disposal costs, see Note 11.4 to the Annual Financial Statements.

5.2	Assessment of indications of impairment in the international communications and internet services segment (Bezeq International)

Further to Note 11.5 to the Annual Financial Statements regarding the impairment of the ISP, international communications, and NEP services cash-generating unit (Bezeq International), Bezeq International performed a routine assessment for indications of impairment as at March 31, 2020, in accordance with the provisions of IAS 36, and noting, among other things, the absence of a gap between the value of Bezeq International's operations and the carrying amount of its net operating assets as at December 31, 2019, and the adjustment of Bezeq International's forecasts due to the COVID-19 pandemic (as described in Note 1.2).

Bezeq International believes that the continuation of the COVID-19 pandemic is not expected to have a significant effect on its business activity in 2020 (in the internet services sector, there was an increase in operations due to the measures that were imposed due to the pandemic), and Bezeq International does not expect the pandemic to have a significant effect on the forecast of its operations for the coming years, based on the working assumption of Bezeq International regarding the spread of COVID-19 as at the approval date of the financial statements, according to which most of the restrictions on broad economic activity will be gradually lifted by the end of June 2020, and as from the second half of 2020, the economy will gradually return to normal activities without any significant financial restrictions, other than on incoming and outgoing tourism.

Based on the above assumptions, Bezeq International concluded that there are no indications of impairment in the ISP, international communications, and NEP services cash-generating unit as at March 31, 2020.

If the pandemic is prolonged beyond Bezeq International’s aforesaid assumptions, this could result in an impairment of its assets.

5.3	Assessment of indications of impairment in the cellular communications segment (Pelephone)

Further to Note 11.2 to the Annual Financial Statements regarding the impairment of goodwill in cellular communications (Pelephone) cash-generating unit, Pelephone performed a routine assessment for indications of impairment as at March 31, 2020, in accordance with the provisions of IAS 36, and noting, among other things, the gap between the value of Pelephone's operations and the carrying amount of its net operating assets as at December 31, 2019, and the adjustment of Pelephone’s forecasts due to the COVID-19 pandemic (as described in Note 1.2).

11

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

Pelephone believes that the restrictions that were imposed due to COVID-19 will have a material adverse effect on its revenues from roaming services and the sale of retail terminal equipment, however, in view of gap between the value of Pelephone’s operations and the carrying amount of its net operating assets as at December 31, 2019, this does not indicate possible impairment. Pelephone does not expect the pandemic to have a significant effect on the forecast of its operations for the coming years, including its revenues from roaming services and the sale of terminal equipment, based on the working assumption of Pelephone regarding the spread of COVID-19 as at the approval date of these financial statements, according to which most of the restrictions slowing down broad economic activity will be gradually lifted by the end of June 2020, and as from the second half of 2020, the economy will gradually return to normal activities without any significant financial restrictions, other than on incoming and outgoing tourism.

Based on the above assumptions, Pelephone concluded that there are no indications of impairment in the cellular communications cash-generating unit as at March 31, 2020.

If the crisis is prolonged beyond Pelephone's aforesaid assumptions, this could result in an impairment of its assets.

6.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 121 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2020 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 4.8 billion. There is also additional exposure of NIS 3.3 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this Note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 6.2 below.

12

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

6.1	Following is a detailed description of the Group's contingent liabilities as at March 31, 2020, classified into groups with similar characteristics:

		Balance of provisions	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	113	3,702		1,451
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.		1,100	(1)	1,828	(2)
Claims of employees and former employees of Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3		-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes). See also Note 13 to the Annual Financial Statements.	8	9		-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	7		18
Claims for punitive damages, real estate, and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	13		-
Total legal claims against the Company and subsidiaries		121	4,834		3,297

(1)	Exposure for a motion for certification of a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees. The plaintiff estimated the original amount of the claim as NIS 2 billion (based on the out-of-pocket method) and, alternatively, as NIS 1.1 billion (based on the approximate out-of-pocket method). This amount is expected to decrease because the lawsuit has not yet been amended following the court ruling to dismiss the motion for certification for some of the grounds.

(2)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the Court's decision, a joint motion is expected to be filed instead of these two motions. The proceedings are stayed until March 31, 2020, at this stage, due to the investigation (as described in Note 1.3) and at the request of the Attorney General. As at the approval date of the financial statements, to the best of the Company's knowledge, the Israel Securities Authority has not yet submitted its position regarding the continuation of the stay of proceedings.

6.2	Subsequent to the date of the financial statements, a claim with an undefined amount came to an end.

13

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

7.	Revenues

	Three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Internet – infrastructure	382	377	1,497
Fixed-line telephony	242	263	1,017
Transmission and data communication	181	194	745
Cloud and digital services	72	71	273
Other services	57	58	225
	934	963	3,757
Cellular telephony - Pelephone
Cellular services and terminal equipment	396	407	1,674
Sale of terminal equipment	158	162	642
	554	569	2,316

Multichannel television - DBS	338	343	1,344

ISP, international communications, and NEP services - Bezeq International	301	323	1,283

Other	60	58	229

	2,187	2,256	8,929

8.	General and Operating Expenses

	Three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Terminal equipment and materials	180	184	761
Interconnectivity and payments to domestic and international operators	185	189	757
Content costs (including content impairment)	164	160	644
Marketing and general	117	123	489
Maintenance of buildings and sites	65	68	271
Services and maintenance by sub-contractors	68	70	270
Vehicle maintenance	14	18	71
	793	812	3,263

14

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

9.	Other Operating Income, Net

	Three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Capital gain (mainly disposal of real estate)	9	44	508
Income (expenses) for severance pay in voluntary redundancy in the Company	(5)	25	(109)
Expenses for severance pay in early retirement and the streamlining agreement in Pelephone, Bezeq International, and DBS.	-	(45)	(167)
Revised provision for claims	(1)	1	(10)
Other expenses	-	-	(1)
	3	25	221

10.	Financing Expenses, Net

	Three months ended March 31			Year ended December 31
	2020		2019	2019
	(Unaudited)		(Unaudited)	(Audited)
	NIS million		NIS million	NIS million
Interest expenses for financial liabilities	73		85	349
Linkage and exchange rate differences	2		5	43
Financing expenses for lease commitments	7		6	29
Other financing expenses	2		2	12
Financing expenses for employee benefits	-		12	89
Costs for early repayment of loans and debentures	-		-	93
Change in fair value of financial assets at fair value through profit or loss	-		3	9
Total financing expenses	84		113	624
Financing income for employee benefits	29	*	-	-
Income for credit in sales	8		8	29
Other financing income	6		6	32
Change in fair value of financial assets at fair value through profit or loss	7		-	-
Revenue for debenture exchange	-		-	14
Total financing income	50		14	75

Financing expenses, net	34		99	549

*	Including financing income in the amount of NIS 31 million recognized due to the adjusted discount rate underlying the calculation of the obligations for defined benefit and termination of employment as at March 31, 2020.

15

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

11.	Financial Instruments

11.1	Fair value

11.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 31.8 to the Annual Financial Statements.

	March 31, 2020		March 31, 2019		December 31, 2019
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	3,425	3,426	4,275	4,445	3,401	3,561
Debentures issued to the public (CPI-linked)	2,510	2,491	3,476	3,682	2,508	2,647
Debentures issued to the public (unlinked)	2,221	2,244	2,232	2,273	2,204	2,335
Debentures issued to financial institutions (CPI-linked)	768	770	8	8	762	855
Debentures issued to financial institutions (unlinked)	611	605	205	213	607	646
	9,535	9,536	10,196	10,621	9,482	10,044

11.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 31.7 to the Annual Financial Statements.

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in marketable securities at fair value through profit or loss (mainly investment in monetary funds)	312	18	312
Level 2: forward contracts	(143)	(133)	(122)

16

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

12.	Segment Reporting

12.1	Operating segments

	Three months ended March 31, 2020 (Unaudited)
	Domestic fixed-line communication	Cellular communications	ISP and international communications	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	935	554	301	338	59	-	2,187
Inter-segment revenues	83	19	16	-	1	(119)	-
Total revenues	1,018	573	317	338	60	(119)	2,187

Depreciation, amortization, and impairment losses	212	150	44	76	3	(33)	452

Segment results – operating profit (loss)	439	(13)	36	(11)	3	12	466
Financing expenses	85	6	2	3	-	(12)	84
Finance income	(36)	(16)	(1)	(8)	-	11	(50)
Total financing expenses (income), net	49	(10)	1	(5)	-	(1)	34

Segment profit (loss) before income tax	390	(3)	35	(6)	3	13	432
Taxes on income	95	(1)	8	-	-	(2)	100
Segment results – net profit (loss)	295	(2)	27	(6)	3	15	332

*	Results of the multichannel television segment are presented net of the total effect of impairment recognized as from the fourth quarter of 2018. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 13.3 for condensed selected information from the financial statements of DBS.

17

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

	Three months ended March 31, 2019 (Unaudited)
	Domestic fixed-line communication	Cellular communications	ISP and international communications	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	963	569	323	343	58	-	2,256
Inter-segment revenues	80	9	18	-	3	(110)	-
Total revenues	1,043	578	341	343	61	(110)	2,256

Depreciation, amortization, and impairment losses	207	157	46	78	1	(23)	466

Segment results – operating profit (loss)	531	(10)	33	(59)	1	15	511
Financing expenses	111	3	2	5	-	(8)	113
Finance income	(5)	(16)	(1)	-	-	8	(14)
Total financing expenses (income), net	106	(13)	1	5	-	-	99

Segment profit (loss) before income tax	425	3	32	(64)	1	15	412
Taxes on income	104	1	7	-	-	-	112
Segment results – net profit (loss)	321	2	25	(64)	1	15	300

*	Results of the multichannel television segment are presented net of the total effect of impairment recognized as from the fourth quarter of 2018. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 13.3 for condensed selected information from the financial statements of DBS.

18

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

	Year ended December 31, 2019 (Audited)
	Domestic fixed-line communication	Cellular communications	ISP and international communications	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,757	2,316	1,283	1,344	229	-	8,929
Inter-segment revenues	316	46	56	1	9	(428)	-
Total revenues	4,073	2,362	1,339	1,345	238	(428)	8,929

Depreciation, amortization, and impairment losses	861	633	190	334	14	(120)	1,912

Segment results – operating profit (loss)	2,142	(99)	(57)	(135)	1	(863)	989
Financing expenses	608	23	8	17	1	(33)	624
Finance income	(39)	(62)	(2)	(5)	-	33	(75)
Total financing expenses (income), net	569	(39)	6	12	1	-	549

Segment profit (loss) after financing expenses, net	1,573	(60)	(63)	(147)	-	(863)	440
Share in profits (losses) of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	1,573	(60)	(63)	(147)	(2)	(863)	438
Taxes on income	381	(13)	(13)	2	-	1,168	1,525
Segment results – net profit (loss)	1,192	(47)	(50)	(149)	(2)	(2,031)	(1,087)

*	The impairment loss in the cellular communications segment is presented under adjustments.

**	Results of the multichannel television segment are presented net of the total effect of impairment recognized as from the fourth quarter of 2018. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 13.3 for condensed selected information from the financial statements of DBS.

19

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

12.2	Adjustments for segment reporting of profit or loss

	Three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Operating profit for reporting segments	451	495	1,851
Financing expenses, net	(34)	(99)	(549)
Adjustments for the multi-channel television segment	20	15	80
Loss for operations classified in other categories and other adjustments	(5)	1	9
Impairment loss of assets	-	-	(951)
Share in losses of associates	-	-	(2)
Consolidated profit before income tax	432	412	438

20

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

13.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

13.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	888	999	843
Non-current assets	3,293	3,162	3,245
Total assets	4,181	4,161	4,088
Current liabilities	728	672	667
Long-term liabilities	801	788	767
Total liabilities	1,529	1,460	1,434
Equity	2,652	2,701	2,654
Total liabilities and equity	4,181	4,161	4,088

Selected data from the statement of income

	Three months ended		Year ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues from services	405	417	1,709
Revenues from sales of terminal equipment	168	161	653
Total revenues from services and sales	573	578	2,362
Costs of activity
General and operating expenses	345	337	1,373
Salaries	90	94	373
Amortization and depreciation	150	157	633
Total operating expenses	585	588	2,379
Other operating expenses, net	1	-	82
Operating loss	(13)	(10)	(99)
Financing expenses (income)
Financing expenses	6	3	23
Finance income	(16)	(16)	(62)
Financing income, net	(10)	(13)	(39)

Profit (loss) before income tax	(3)	3	(60)
Income tax expenses (income)	(1)	1	(13)
Profit (loss) for the period	(2)	2	(47)

21

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

13.2	Bezeq International Ltd.

Selected data from the statement of financial position

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	429	450	462
Non-current assets	662	815	668
Total assets	1,091	1,265	1,130
Current liabilities	233	289	260
Long-term liabilities	104	174	143
Total liabilities	337	463	403
Equity	754	802	727
Total liabilities and equity	1,091	1,265	1,130

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues	317	341	1,339
Costs of activity
General and operating expenses	173	194	782
Salaries	64	68	261
Amortization and depreciation	44	46	190
Other expenses, net	-	-	163
Total operating expenses	281	308	1,396

Operating profit (loss)	36	33	(57)
Financing expenses (income)
Financing expenses	2	2	8
Finance income	(1)	(1)	(2)
Financing expenses, net	1	1	6

Profit (loss) before income tax	35	32	(63)
Income tax expenses (income)	8	7	(13)
Profit (loss) for the period	27	25	(50)

22

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

13.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	211	259	203
Non-current assets	269	291	268
Total assets	480	550	471
Current liabilities	489	579	485
Long-term liabilities	82	132	91
Total liabilities	571	711	576
Capital deficit	(91)	(161)	(105)
Total liabilities and equity	480	550	471

Selected data from the statement of income

	Three months ended March 31		Year ended December 31,
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	338	343	1,345
Costs of activity
Operating expenses, general, and impairment	231	234	923
Salaries	54	56	216
Depreciation, amortization, and impairment losses	44	55	219
Other operating expenses, net	-	43	42
Total operating expenses	329	388	1,400

Operating profit (loss)	9	(45)	(55)
Financing expenses (income)
Financing expenses	3	5	17
Finance income	(8)	-	(5)
Financing expenses (income), net	(5)	5	12

Profit (loss) before income tax	14	(50)	(67)
Income tax expenses	-	-	2
Profit (loss) for the period	14	(50)	(69)

23

Condensed Consolidated Interim Financial Statements as at March 31, 2020 (Unaudited)

14.	Subsequent Material Events

14.1	Further to Note 33.2 to the Annual Financial Statements regarding the approval of the Company's Board of Directors to apply for a permit to publish a prospectus for Debentures (Series 11 and 12) that were listed on the TACT-Institutional system and a shelf prospectus, on April 7, 2020, the Company published a prospectus of listing for trading, release of restrictions, and a shelf prospectus dated April 8, 2020. Further to publication of the prospectus, on April 26, 2020, Debentures (Series 11 and 12) were delisted from the TACT-Institutional system and at that date, they started to trade on the Main Board of the TASE. The interest rate for the balance of the Debenture principal as from their listing on the Main Board will be reduced by 0.4%, under the terms of the Debenture.

14.2	For information about the effects of COVID-19 on the Group companies, see Note 1.2.

24

Condensed Separate Interim Financial Information

As at March 31, 2020

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject:	Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations
(Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2020 and for three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 20 million as of March 31, 2020, and no gain or loss from this investee company was recognised in the three-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

Without qualifying our abovementioned conclusion, we draw attention to Note 6.1, which refers to Note 1.3 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect inter alia to transactions related to the former controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and as mentioned in that note, regarding the indictment filed against the former controlling shareholder for various offenses, including bribery and misleading information in an immediate report. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 20, 2020

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

3

Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

Condensed Separate Interim Information of Financial Position

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Assets
Cash and cash equivalents	644	852	134
Investments	1,095	1,329	1,180
Trade receivables	691	713	671
Other receivables	238	187	238
Loans granted to investees	16	73	17
Assets classified as available for sale	45	-	43
Total current assets	2,729	3,154	2,283

Trade and other receivables	207	203	200
Fixed assets	5,001	5,014	4,962
Intangible assets	232	232	233
Goodwill	265	265	265
Investment in investees	3,462	5,606	3,425
Loans granted to investees	-	48	32
Right-of-use assets	266	278	236
Non-current investments and other	95	128	92
Deferred taxes	36	33	53
Investment property	-	58	-
Total non-current assets	9,564	11,865	9,498
Total assets	12,293	15,019	11,781

4

Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

Condensed Separate Interim Information of Financial Position (contd.)

	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	995	1,516	1,000
Trade and other payables	790	947	603
Employee benefits	463	418	532
Current maturities for lease liabilities	90	106	106
Provisions (Note 5)	86	106	86
Current tax liabilities	43	-	-
Total current liabilities	2,467	3,093	2,327

Loans and debentures	8,535	9,612	8,551
Loan from an investee	1,020	815	1,020
Employee benefits	269	415	288
Liability for lease	187	181	146
Derivatives and other liabilities	160	156	134
Total non-current liabilities	10,171	11,179	10,139

Total liabilities	12,638	14,272	12,466

Equity
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	321	346	332
Deficit	(4,928)	(3,861)	(5,279)
Total equity (capital deficit)	(345)	747	(685)

Total liabilities and equity	12,293	15,019	11,781

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: May 20, 2020

The attached notes are an integral part of the separate financial information.

5

Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	For the three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues (Note 2)	1,018	1,043	4,073
Costs of activity
Payroll	229	233	911
Depreciation and amortization	212	207	861
Operating and general expenses (Note 3)	142	141	565
Other operating income, net (Note 4)	(4)	(69)	(406)
Total operating expenses	579	512	1,931

Operating profit	439	531	2,142
Finance expenses (income)
Financing expenses	85	111	608
Financing income	(36)	(5)	(39)
Financing expenses, net	49	106	569

Profit after financing expenses, net	390	425	1,573
Share in profits (losses) of investees, net	37	(21)	(2,279)
Profit (loss) before income tax	427	404	(706)
Income tax	95	104	381
Profit (loss) for the period	332	300	(1,087)

Condensed Separate Interim Information of Comprehensive Income

	For the three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit (loss) for the period	332	300	(1,087)
Other items of comprehensive income for the period, net of tax	8	13	(32)

Total comprehensive income (loss) for the period	340	313	(1,119)

The attached notes are an integral part of the separate financial information.

6

Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

Condensed Separate Interim Information of Cash Flows

	For the three months ended March 31		Year ended December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit (loss) for the period	332	300	(1,087)
Adjustments:
Depreciation and amortization	212	207	861
Share in (profits) losses of investees, net	(37)	21	2,279
Financing expenses, net	70	89	462
Capital gain, net	(9)	(44)	(513)
Income tax expenses	95	104	381

Change in trade and other receivables	(51)	(18)	20
Change in trade and other payables	72	10	(44)
Change in provisions	-	(26)	(45)
Change in employee benefits	(66)	(97)	(144)
Miscellaneous	(1)	(1)	(9)

Net cash (used for operations) from operating activities due to transactions with subsidiaries	13	(14)	4

Net income tax paid	(19)	(60)	(318)
Net cash from operating activities	611	471	1,847
Cash flows from investment activities
Investment in intangible assets and other investments	(33)	(32)	(123)
Proceeds from the sale of fixed assets	7	29	74
Proceeds from sale of the Sakia complex	-	5	328
Investment in bank deposits and securities	(510)	(1,111)	(2,067)
Proceeds from repayment of bank deposits	600	1,166	2,295
Purchase of fixed assets	(167)	(178)	(684)
Payment of permit fees and purchase tax for the Sakia complex	-	-	(74)
Receipt of betterment tax for the sale of the Sakia complex	-	5	5
Investments in a subsidiary	-	(70)	(145)
Miscellaneous	6	7	29
Net cash from investment activities due to transactions with investees	33	72	149
Net cash used in investing activities	(64)	(107)	(213)
Cash flow from financing operations
Interest paid	(5)	(5)	(419)
Payment of principal and interest for lease	(32)	(34)	(114)
Issue of debentures and receipt of loans	-	-	1,865
Repayment of debentures and loans	-	-	(3,425)
Costs for early repayment of loans and debentures	-	-	(93)
Miscellaneous	-	-	(46)
Net cash from financing activities due to transactions with subsidiaries	-	-	205
Net cash used for financing activities	(37)	(39)	(2,027)

Increase (decrease) in cash and cash equivalents, net	510	325	(393)
Cash and cash equivalents at beginning of period	134	527	527
Cash and cash equivalents at the end of the period	644	852	134

The attached notes are an integral part of the separate financial information.

7

Notes to the Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

"The Company": Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2019.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2019 and in conjunction with the condensed interim consolidated financial statements as at March 31, 2020, ("the Consolidated Financial Statements").

The accounting policies used in preparing the condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2019.

2.	Revenues

	For the three months ended		Year ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Internet - infrastructure	395	397	1,578
Fixed-line telephony	248	269	1,039
Transmission and data communication	244	246	948
Cloud and digital services	72	71	274
Other services	59	60	234
	1,018	1,043	4,073

3.	General and Operating Expenses

	For the three months ended		Year ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Maintenance of buildings and sites	30	33	132
Marketing and general	39	39	146
Interconnectivity and payments to communications operators	25	25	97
Services and maintenance by sub-contractors	21	18	82
Vehicle maintenance	7	8	35
Terminal equipment and materials	20	18	73
	142	141	565

8

Notes to the Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

4.	Other operating income, net

	For the three months ended		Year ended
	March 31		December 31
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Gain from disposal of property, plant and equipment (mainly real estate)	(9)	(44)	(513)
Provision for early retirement of employees	5	(25)	109
Other expenses (mainly provision for claims)	-	-	(2)
	(4)	(69)	(406)

5.	Contingent liabilities

5.1	During the normal course of business, legal claims were filed against the Company or there are various legal proceedings pending against it (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 86 million, where provisions are required to cover the exposure arising from such litigation.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Breakdown of the Company’s contingent liabilities as at March 31, 2020

Balance of provisions	Amount of additional exposure for which probability of realization cannot be foreseen	Exposure for claims that cannot yet be assessed
NIS million
86	1,739(1)	2,670(2)

*	CPI-linked and prior to addition of interest

(1)	Includes exposure for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, with regard to alleged reporting failures by the Company in the matter of the wholesale market and the reduction of interconnect fees. The original amount of the claim was estimated by the plaintiff as NIS 2 billion (based on the out of pocket method) and alternatively NIS 1.1 billion (based on the approximate out of pocket method). This amount is expected to decrease as the claim has not yet been amended in view of the court’s decision to dismiss the motion for certification with respect to part of the causes of action.

(2)	Including two motions to certify class action suits, amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers of the Group and companies of the group that belongs to the former controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court's decision, a joint motion is expected to be filed instead of these two motions. The proceeding was stayed due to the investigation described in Note 1.3 to the Consolidated Financial Statements and at the request of the Attorney General, at this stage, until March 31, 2020. As at the date of approval of the financial statements, to the best of the Company’s knowledge, the Securities Authority has not yet filed its position regarding further stay of proceedings.

For further information concerning contingent liabilities see Note 6 to the Consolidated Financial Statements.

9

Notes to the Condensed Separate Interim Financial Information as at March 31, 2020 (unaudited)

6.	Events in and subsequent to the Reporting Period

6.1	For further information concerning investigations by the Securities Authority and Israel Police, see Note 1.3 to the Consolidated Financial Statements.

6.2	For further information concerning the effects of the spread of the Covid-19 pandemic, see Note 1.2 to the Consolidated Financial Statements.

6.3	For further information concerning application for approval to issue a prospectus, see Note 14.1 in the consolidated financial statements. On April 7, 2020, the Company issued a prospectus of listing for trading and release of restrictions and a shelf prospectus of the Company dated April 8, 2020. Further to publication of the prospectus, on April 26, 2020 Debentures Series 11 and 12 were delisted from the TASE’s TACT Institutional System and on the same date, trading on the TASE main board commenced. The interest rate to be paid with regard to the balance of the unpaid principal of the debentures since their listing for trading on the TASE main board was reduced by 0.4%, in accordance with the terms and conditions of the debentures.

6.4	With regard to impairment loss with respect to DBS, see Note 5 to the Consolidated Financial Statements.

6.5	On February 13, 2019, the Company provided DBS, by way of a memorandum of undertaking, a credit facility or capital investments in a total amount of NIS 250 million, which DBS may withdraw over a period of 15 months from said date. If the support is provided by way of credit, the repayment date of such credit will not be earlier than the end of the term of the credit facility. This undertaking was replaced by new memoranda of undertaking, for a total amount of NIS 250 million, which was provided in May 2019 and again in August and November 2019, where each memorandum of undertaking replaces the preceding one (and is not in addition), and the last of these is valid for a period of 15 months as of October 1, 2019 through December 31, 2020.

On February 27, 2020, the Company's Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or capital investment in the amount of NIS 250 million, for a period of 15 months, as of January 1, 2020 through March 31, 2021, thereby replacing the undertaking provided in November 2019.

In May, 2020, the Company's Board of Directors approved an irrevocable undertaking by the Company to DBS to provide a credit facility or capital investment in the amount of NIS 250 million, for a period of 15 months, as of March 31, 2020 through June 30, 2021, thereby replacing the undertaking provided in February 2020.

10

Chapter E:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended March 31, 2020

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Report of internal control over financial reporting and disclosure:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C(a) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970:

Management, under the supervision of the Board of Directors of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Dudu Mizrahi, CEO

2.	Ehud Mezuman, VP Human Resources Division

3.	Udi Atar, VP Private Division

4.	Eyal Kamil, VP Operations and Logistics Division

5.	Itzik Ben Eliezer, VP Technologies and Network Division

6.	Amir Nachlieli, Legal Counsel

7.	Erez Hasdai, VP Regulation and Economics

8.	Guy Hadass, VP Corporate Communications

9.	Yali Rothenberg, CFO Bezeq Group

10.	Nir David, VP Business Division

11.	Keren Laizerovitz, VP Marketing & Innovation Division

In addition to the said members of Management, the following serve in the Company:

1.	Lior Segal, Internal Auditor

2.	Shelly Bainhoren, Group Corporate Secretary and Internal Compliance Officer

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes controls and procedures planned to ensure that the information that the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirements.

Due to its structural limitations, the internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

In the annual report on the effectiveness of internal control over financial reporting and disclosure that was attached to the Periodic Report for the period ended December 31, 2019 (“the Last Annual Report on Internal Control”), the Board of Directors and Management assessed the internal control in the Company; based on this assessment the Board and Management arrived at the conclusion that the said internal control, as of December 31, 2019 was effective.

Up until the reporting date no event or matter was brought to the attention of the Board and Management that would change the assessment of the effectiveness of the internal control as produced in the Last Annual Report on Internal Control.

The Board of Directors and Management also examined, inter alia, the effect of the COIVD-19 pandemic on the internal control, including an assessment of the existence of new risks and an assessment of the quality and strength of the Company’s internal control related to financial reporting and disclosure. The conclusion of the assessment is that nothing in this pandemic has changed the assessment of effectiveness of the internal control.

At the reporting date, based on the assessment of the effectiveness of internal control in the Last Annual Report on Internal Control, the internal control is effective.

Concerning the investigations of the Israel Securities Authority and the Israel Police as detailed in section 1.1.5 of the Description of Company Operations in the 2019 Periodic Report, the Company does not have complete information about the investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and on the financial statements and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the investigations are lifted, the review of all matters related to subjects that arose during those investigations will be completed as required.

2.	Declaration of Executives:

A.	Declaration of the CEO in accordance with Regulation 38C(d)(1) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970:

I, Dudu Mizrahi, declare that:

1.	I have reviewed the quarterly report of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”) for the first quarter of 2020 (“the Reports”).

2.	To the best of my knowledge, the reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the reporting period.

3.	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

A.	All the significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010 is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports.

B.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles.

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me that would change the conclusions of the Board of Directors and Management concerning the effectiveness of internal controls over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: May 20, 2020

Dudu Mizrahi, CEO;

B.	Declaration of the CFO of the Company and the Group in accordance with Regulation 38C(d)(2) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970:

I, Yali Rothenberg, declare that:

1.	I have reviewed the interim financial statements and other financial information included in the reports for the interim period of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”) for the first quarter of 2020 (“the Reports” or “the Reports for the Interim Period”).

2.	To the best of my knowledge, the interim financial statements and other financial information included in the Reports for the Interim Period do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

3.	To the best of my knowledge, the interim financial statements and other financial information in the Reports for the Interim Period fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the dates and periods presented in the Reports:

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of the internal control over financial reporting and disclosure:

A.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as they refer to the interim financial statements and other financial information included in the Reports for the Interim Period, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law

B.	Any fraud, whether or not material, that involves the CEO, or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under our supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports

B.	Established controls and procedures or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me in respect of the interim financial statements and to any other financial information included the Reports for the Interim Period, that would change in my opinion the conclusions of the Board and Management concerning the effectiveness of the internal control over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: May 20, 2020

Yali Rothenberg, CFO Bezeq Group